FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: May 16, 2006               By: /s/David Patterson/s/, CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

May 15, 2006

Item 3  News Release

The news release dated May 15, 2006 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company reports that on May 12, 2006 the Supreme Court of British Columbia ruled on Anglo American Exploration (Canada) Ltd.’s (“AAEC”) application for dismissal, by summary trial, of the Novawest Resources Inc. lawsuit, Action No.S042230. Novawest’s lawsuit challenged AAEC’s ownership of the claims that form the West Raglan Project. The Court ruled in favour of the dismissal. It is Management’s understanding that Novawest has 30 days in which to appeal the decision.

Item 5  Full Description of Material Change

The Company reports that on May 12, 2006 the Supreme Court of British Columbia ruled on Anglo American Exploration (Canada) Ltd.’s (“AAEC”) application for dismissal, by summary trial, of the Novawest Resources Inc. lawsuit, Action No.S042230. Novawest’s lawsuit challenged AAEC’s ownership of the claims that form the West Raglan Project. The Court ruled in favour of the dismissal. It is Management’s understanding that Novawest has 30 days in which to appeal the decision.

The Company holds a 49% interest in the West Raglan Project. AAEC, the West Raglan Project operator, holds a 51% interest in the project.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

DAVID PATTERSON
CEO	Telephone: (604) 684-6535

Item 9  Date of Report

May 15, 2006

KNIGHT RESOURCES LTD.

Per:

“David Patterson”
David Patterson,
CEO